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                                 [METLIFE LOGO]
                       Metropolitan Life Insurance Company

                                 A Stock Company
                       200 Park Avenue, New York, NY 10166

                   NON-QUALIFIED GROUP ANNUITY TAX ENDORSEMENT

This Endorsement forms a part of the Certificate to which it is attached. This Endorsement is being added to the Certificate as of the issue date in order to summarize and clarify the federal income tax rules that apply to the administration of your Certificate and the payment of the proceeds of the Certificate or the payment of any Death Benefit.

In order to maintain its status as a nonqualified annuity Certificate under section 72(s) of the Internal Revenue Code of 1986, as subsequently amended, (the "Code"), notwithstanding anything in the Certificate (including any endorsements thereto) to the contrary, the following rules apply:

         1. Where any Annuitant dies prior to the "annuity starting date" (as defined in section 72(c)(4) of the Code and the regulations there under), the entire interest in the Certificate must be paid out to the person who is otherwise entitled to receive the Certificate proceeds or death benefit under the terms of the Certificate (the "Payee"), either: (a) within five years of the date of the death or (b) over the payee's life or over a period no greater than the Payee's life expectancy in substantially equal payments made at least annually beginning within twelve months of the date of death. Where required to comply with this rule, We will pay out the actuarial value of any portion of the death benefit that is payable in the form of income payments or installment payments, over a period shorter than the remaining guarantee period as of the date of an Annuitant's death.

         2. Where any Annuitant dies on or after the "annuity starting date", payments must continue to be made at least as rapidly as under the method of distribution in effect at the time of the Annuitant's death.

         3. If the Certificate was issued on or after April 23, 1987, or is treated for purposes of section 72(s) of the Code as issued on or after that date, the death of any primary Annuitant (as defined in section 72(s)(6)(B) of the Code) (or the change of any primary Annuitant, if the change of the primary Annuitant is allowed under the Certificate) shall be treated as the death of an Annuitant. Accordingly, the entire interest in the Certificate shall be paid out to the Payee as provided under paragraph 1 or 2 above (whichever is applicable).

         4. Where the Payee is the spouse of the Annuitant, and where otherwise permitted under the terms of the Certificate, the Payee may, instead of receiving the Certificate proceeds or death benefit as provided in this Endorsement, continue such Certificate as Annuitant.


Form RS TXEN-NQ (9/07)

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         5.       Where permitted under the Code, We may deem payments made to a trust (or to the trustee of such trust) that is treated as owned by a natural person under sections 672 et. seq. of the Code, and under whose terms such natural person can compel the distribution of the entire trust property to himself or herself, as being paid to such natural person as Payee.

Your Certificate is intended to comply with section 72(s) of the Code and will be interpreted accordingly. We reserve the right to amend the Certificate so as to comply with the provisions of the federal income tax law, including section 72(s) of the Code. We will notify You of any such amendment, and, when required by law, we will obtain the approval of the appropriate regulatory authority.

All other terms and provisions of the Certificate are unchanged.


                        [GRAPHIC OMITTED]           [GRAPHIC OMITTED]
                        Gwenn L. Carr               C. Robert Henrikson
                        Senior Vice-President       Chairman, President
                        and Secretary               and Chief Executive Officer


Form RS TXEN-NQ (9/07)